Exhibit 1.02

Quantum Corporation
Conflict Minerals Report

Introduction

This is the conflict minerals report for Quantum Corporation (“Quantum”, “we” or “us”) for the calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act (“Rule 13p-1”).

Quantum is a leading expert in scale-out storage, archive and data protection, providing solutions for capturing, sharing, transforming and preserving digital assets over the entire data lifecycle. Our customers, ranging from small businesses to major enterprises, have trusted us to address their most demanding content workflow challenges. We provide solutions for storing and protecting information in physical, virtual and cloud environments that are designed to help customers Be Certain™ they have an end-to-end storage foundation to maximize the value of their data by making it accessible whenever and wherever needed, offering indefinite retention and reducing total cost and complexity.

Quantum hardware products require components that contain tin, tantalum, tungsten and gold (“3TG”). Accordingly, we conducted a reasonable country of origin inquiry (“RCOI”), described below. Based on those responses, Quantum determined that 3TG minerals present in certain of its products may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and were not from scrap or recycled sources. Therefore, in accordance with Rule 13p-1, Quantum proceeded to engage in due diligence regarding the sources and chain of custody of its 3TG minerals. Following our due diligence process, we have determined that our conflict minerals status for calendar year 2013 is DRC conflict undeterminable (as defined in Section 1.01(d)(5) of Form SD. This is due in large part to the lack of available data from suppliers and the number of smelters still pending certification through the Conflict-Free Smelter Program managed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC GeSI”).

Description of Products

Quantum’s primary hardware products include Scalar® automated tape libraries and DXi® deduplication disk system. A more complete description of our products is included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry (RCOI)

Following our initial determination that our hardware products contain components that contain 3TG minerals, Quantum conducted an RCOI to determine which components contain 3TG minerals and whether such 3TG minerals originated in the Covered Countries. Our RCOI was based on a survey of our direct suppliers of parts, components and assemblies containing conflict minerals. We requested that the EICC GeSI conflict minerals reporting template be completed. Based on those responses, Quantum determined that 3TG minerals present in certain of its products may have originated in the Covered Countries and were not from scrap or recycled sources. Therefore, in accordance with Rule 13p-1, Quantum proceeded to engage in due diligence regarding the sources and chain of custody of its 3TG minerals.

Due Diligence

We designed our due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

Due Diligence Process

     1. Establishment of Strong Company Management Systems

Policy for Conflict Minerals

We have established and committed to a company statement that explains the importance of the conflict minerals issue and our responsibility for addressing conflict minerals in our supply chain. A copy of our Policy for Conflict Minerals can be viewed on our company’s website at http://www.quantum.com, where the document may be found under “Legal” on the home page, selecting “Ethics & Compliance” and then clicking on our Environmental Report under “Environmental Responsibility.”

Internal Management

Our internal Conflict Minerals team is led by the Environmental Health and Safety Manager who implements our Conflict Minerals Sourcing Policy. The Product Management team supports supplier contact. Regular reviews of these efforts are communicated to senior management.

Control systems

As we do not have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our industry, and take advantage of third party industry resources including the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI) efforts.

Controls include, but are not limited to, our Code of Conduct (The High Road) which outlines expected behaviors for all Quantum employees, our Supplier Code of Conduct, our Conflict Minerals Policy and our Environmental Requirements Specification. These documents detail supplier requirements and obligate participation in Conflict Minerals Reporting.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Quantum’s policies, including reports to our ethics committee and our third party hotline. Information about these mechanisms are available in our Code of Conduct which is posted on the investor relations section of our website.

Maintain records

We have adopted a policy to retain relevant documentation.

     2. Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we participate in a number of industry-wide initiatives as described above.

We have identified over 200 direct suppliers whose components may contain 3TG minerals. We rely on these suppliers to provide us with information about the source of conflict minerals contained in the components supplied to us based on the EICC GeSI conflict minerals reporting template. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to Rule 13p-1.

     3. Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Quantum has a risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As described above, we participate in the following industry-wide initiatives to disclose upstream actors in the supply chain: The Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) and the Conflict Free Sourcing Initiative (CFSI), As part of our risk management plan, to ensure suppliers understand our expectations, we provide feedback on supplier reporting that may be incomplete or inaccurate.

As described in our conflict minerals policy, we engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

     4. Carrying Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our participation in various industry initiatives.

     5. Report on supply chain due diligence

This report will be posted at http://www.quantum.com, where the document may be found under “Legal” on the home page, selecting “Ethics & Compliance” and then clicking on our Environmental Report under “Environmental Responsibility.”

Due Diligence Results

Our due diligence efforts to assess our 3TG status included contacting our suppliers of components and assemblies in representative Quantum products that we believe are likely to contain 3TG for a report of conflict minerals in those components and assemblies. We requested that the EICC GeSI conflict minerals reporting template be completed. Over 50% of our suppliers responded with varying results. A third party database solution was also used to locate relevant supplier information that was reviewed to identify and evaluate smelter data against the data provided by the Conflict-Free Smelter Program. Many data inconsistencies were identified during this process, and verification efforts with the relevant suppliers are ongoing to resolve the data inconsistencies. We also continue to follow up with suppliers that have not yet responded to our requests for 3TG information. We are advising suppliers that failure to adequately respond to our request for 3TG information may result loss of approved vendor status. If a supplier is not on our approved vendor list, we will not obtain or accept parts from that supplier.

Efforts to determine mine or location of origin

As a result of requesting our suppliers to complete EICC GeSI conflict minerals reporting template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

Many of our suppliers were unable to represent to us that 3TG from the entities they listed had actually been included in components they supplied to Quantum. In addition, many processing facilities were not validated as in fact being smelters or refiners. We have therefore elected not to present the smelter and refiner names in this report.

Audit

An independent private sector audit of our Conflict Minerals Report was not required for 2013.

Steps to be taken to mitigate risk

During calendar 2014, we expect to continue to receive and evaluate supplier 3TG information and we intend to continue to enhance our supplier communication and training process to improve data accuracy and ongoing supplier updates of sourcing information. We also continue to follow up with suppliers that have not yet responded our requests for 3TG information. We are advising suppliers that failure to adequately respond to our request for 3TG information may result loss of approved vendor status.